REXAM

02 AUG 23 AM 11:43

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

02049545

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

14 August 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
SEP 06 2002
P THOMSON FINANCIAL

dlw 9/4

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM PRESS RELEASE

Rexam divests two Danish blow moulding businesses

Rexam PLC, the global consumer packaging company, announces that it has completed the sale of two Danish plastic containers businesses to Polimoon Holding of Denmark for £7.2 million, subject to net asset and other adjustments, of which £3.4 million was received at completion and £ 3.8 million will be paid in two further annual instalments.

The sale proceeds will be used to reduce borrowings.

The two businesses, Rexam Holmia in Kolding and Rexam Closures & Containers in Langeskov, manufacture a range of blow moulded containers primarily for local market requirements. In 2001 they had a combined turnover of £20 million and net assets of £5.8 million as at 31 December 2001.

13 August 2002

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7186

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com